SE

17008828

SEC Mail Processing Section

MAR 02 2017

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17th Street Suite 950
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Van Sant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc, as of December, 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BROOKE A WALTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20124027939
MY COMMISSION EXPIRES 04-27-2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC stated that Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC
Denver, CO

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	315,990
Cash deposits with clearing organizations		53,708
Commissions receivable		16,367
Accounts receivable - other		500
Employee advances		79,916
Prepaid expenses		41,877
Furniture and equipment		25,753
Less: Accumulated at cost less depreciation of $82,203		
Cash surrender value of life insurance policy		81,262
Security deposits		29,856
Other		1,633
TOTAL ASSETS	$	646,862

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	47,864
Commissions payable		124,276
Profit Sharing Payable		44,419
Deferred rent payable		33,661
Total liabilities		250,220
STOCKHOLDERS' EQUITY		
Common stock, no par value; 50,000 shares authorized, 340 shares issued and outstanding		0
Additional paid-in capital		354,853
Retained earnings		41,789
Total stockholders' equity		396,642
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	646,862

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Investment advisory fees	$ 2,278,947
Commissions	495,734
Alternative investment fees	187,758
Overrides and rebates	33,755
Insurance fees	93,908
Mutual Fund Trails	210,701
Total revenue	3,300,803
OPERATING EXPENSES	
Commissions	1,902,297
Employee compensation and benefits	772,604
Rent	253,060
Legal and professional fees	97,309
Technology	121,760
Other operating expenses	160,798
Total expenses	3,307,828
NET OPERATING LOSS	$ (7,025)
OTHER INCOME (EXPENSE)	
Other income	547
Interest income	2,019
Taxes - Corporate	(1,350)
Interest expense	(867)
Total other income, net	349
NET LOSS	$ (6,676)

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock				
	No. Shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance, **DECEMBER 31, 2015**	325	$ -	$ 337,060	$ 48,465	$ 385,525
Distribution to Stockholders				-	-
Net Loss				(6,676)	(6,676)
Common stock issuance	15	-	17,793	-	17,793
Balance, **DECEMBER 31, 2016**	340	-	354,853	41,789	396,642

The accompanying notes are an Intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES		
Net loss	$	(6,676)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		10,475
Decrease in cash deposits with clearing organization		200
Decrease in commissions receivable		44,948
Increase in accounts receivable		(500)
Decrease in employee advances		26,370
Increase in prepaid expenses		(12,043)
Increase in cash surrender value of life insurance policy		(16,280)
Decrease in security deposits		450
Increase in accounts payable		8,205
Decrease in commissions payable		(36,716)
Decrease in unearned revenue		(273)
Increase in profit sharing payable		543
Decrease in accrued salaries		(154)
Decrease in deferred rent payable		(10,817)
Net cash provided by operating activities		7,732
INVESTING ACTIVITIES		
Purchases of furniture and equipment		(921)
Net cash used in investing activities		(921)
FINANCING ACTIVITIES		
Issuance of common stock		17,793
Net cash provided by financing activities		17,793
NET INCREASE IN CASH		24,604
CASH AT BEGINNING OF YEAR		291,386
CASH AT END OF YEAR	$	315,990
SUPPLEMENTAL DISCLOSURE		
Interest paid		867

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Cascade Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 19, 2002. The Company has offices in Colorado, Florida, Idaho, Missouri, Montana, and Texas and was incorporated as a Colorado corporation in 2002.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory and financial and insurance planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned, single member limited liability company ("LLC") subsidiary, CFMI Insurance Agency, LLC. All material intercompany balances and transactions are eliminated in consolidation.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur. That is not materially different from the trade-date basis.

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts, business development corporations, limited partnerships and managed futures funds. These fees are earned as the placement is made and are recognized at the time of placement.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed for balance sheet and any gain or loss is included in the results of operations. Depreciation expense for 2016 was $10,475.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes

The Company elected and was granted S Corporation status effective January 1, 2014 and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as it is the responsibility of the Company's stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has not uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's stockholders file income tax returns in the U.S. in both federal and state jurisdictions.

3. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived when the Company, acting as an agent, buys and sells securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as a reduction in the payable to customers.

4. CASH DEPOSITS WITH CLEARING ORGANIZATION

The Company clears its customer transactions through a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing organization. As of December 31, 2016, the Company had cash deposits of $53,708 with the clearing organization.

5. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's accrual as of December 31, 2016 was $44,419. The liability is reflected in accounts payable on the Consolidated Statement of Financial Condition. The expense is reflected in employee compensation and benefits on the Consolidated Statement of Operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $213,299, which was $163,299 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 117.31% at December 31, 2016.

7. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rentals for office space and equipment at December 31, 2016 are listed below:

Year ending December 31:	Amount
2017	124,592
2018	119,615
2019	15,888
2020	0
2021	0
Total	$260,095

The Company leases premises pursuant to leases that contain periods of free rent. As of December 31, 2016, deferred rent payable of $33,661 arising from these leases is recorded in the statement of financial condition.

Rent expense for the year ended December 31, 2016 was $253,060.

8. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC (the "Subsidiary") is a wholly-owned subsidiary of the Company. The Subsidiary was formed on May 10, 2002 in order to sell insurance policies.

The Subsidiary did not earn any revenue or incur any expenses during the year ended December 31, 2016. In addition, the subsidiary did not have any assets or liabilities as of December 31, 2016

The Subsidiary is not a broker-dealer, thus, the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the Subsidiary. At December 31, 2016, the Subsidiary did not have any direct or indirect obligations or liabilities

9. RELATED PARTY TRANSACTIONS

The Company has a broker-dealer relationship with Holmes and Turner Financial Services ("HTFS"), a company that is owned in part by the Company's CEO. The Company earned $255,000 in investment advisory fees and incurred $81,380 of investment consulting expense pursuant to this arrangement for the year ended December 31, 2016. These amounts are included within investment advisory fees and investment consulting expenses, respectively on the Consolidated Statement of Operations. As of December 31, 2016, the Company owed HTFS $6,877, which is included within accounts payable on the Consolidated Statement of Financial Condition.

For the year ended December 31, 2016, the Company incurred approximately $36,000 of rent expense to Holmes and Turner, P.C. This amount is included in rent expense on the Consolidated Statement of Operations.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

	SCHEDULE I
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 396,642
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(500)
Clearing Deposit	(3,708)
Employee advances	(79,916)
Prepaid expenses	(41,877)
Furniture and equipment, net	(25,752)
Security deposits	(29,856)
Goodwill	(1,633)
Haircut on securities computed pursuant to 15c3-1(f)	(101)
NET CAPITAL	$ 213,299
AGGREGATE INDEBTEDNESS	
Accounts payable	47,864
Commissions payable	124,276
Profit Sharing Payable	44,419
Deferred rent payable	33,661
Total aggregate indebtedness	$ 250,220
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital	163,299
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	153,299
Percentage of aggregate indebtedness to net capital	117.31%

There is no material difference in the above computation and the company's net capital as reported in the company's Part IIA (unaudited) Amended FOCUS report as of December 31, 2016

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC
SUPPLEMENTARY SCHEDULES II & III
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders of
Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

We have audited the accompanying financial statements of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC which comprise the consolidated statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements and supplemental information. Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC as of December 31, 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the 2016 audit of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC financial statements. The information is the responsibility of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CASCADE
FINANCIAL MANAGEMENT, INC.

Cascade Financial Management Inc.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of Cascade Financial Management Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Cascade Financial Management Inc.

John Van Sant
President

---

950 Seventeenth Street, Suite 950 • Denver, Colorado 80202
Phone: 303.292.1121 • Fax: 303.292.2942 • Toll Free: 800.353.0008 • www.cascade-inc.com